EXHIBIT 2.1

ASSET PURCHASE AGREEMENT

THIS AGREEMENT (the “Agreement”) is made as of the 22nd day of November, 2011 by and among Starrett Bytewise Development, Inc., a Delaware corporation (“Buyer”), Bytewise Development Corp., a Georgia corporation (“Seller”) and Russell D. Carreker and Michael J. Harris (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, Buyer desires to acquire from the Seller, and the Seller desires to sell to Buyer, substantially all of the assets and business of the Seller on the terms of this Agreement; and

WHEREAS, the Stockholders own all of the issued and outstanding capital stock of Seller and will benefit from the sale hereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

The capitalized terms referred to below have the meanings indicated (and other capitalized terms are defined elsewhere in this Agreement):

“Accounts Payable” has the meaning referred to in Section 2.2(a).

“Accounts Receivable” has the meaning referred to in Section 2.1(a).

“Acquired Assets” means the assets, properties and rights to be sold by Seller and purchased by Buyer as described in Article 2.

“Agreement” means this Asset Purchase Agreement and the schedules and exhibits hereto and the other agreements attached hereto or made a part of this Agreement.

“Ancillary Agreements” means the Bill of Sale, Assignment and Assumption Agreement, the Stockholder Employment Agreements, the Employment Agreements, Noncompetition Agreements and the Starrett Guaranty delivered pursuant to this Agreement.

“Applicable Law” means all laws, statutes, rules, codes, ordinances, regulations, permits, certificates, orders and licenses of any Governmental Authority, interpretations of any of the foregoing by a Governmental Authority having jurisdiction or any arbitrator or other judicial or quasi-judicial tribunal (including without limitation those pertaining to health, safety and the environment).

“Assumed Liabilities” means those Liabilities of Seller described in Section 2.2.

“Bill of Sale, Assignment and Assumption Agreement” means the Bill of Sale, Assignment and Assumption Agreement between Buyer and Seller in the form attached hereto as Exhibit A.

“Business” means all business conducted by Seller as a developer and manufacturer of precise, non-contact industrial measurement solutions.

“Closing” means the actual delivery of the instruments for conveyance for the Acquired Assets, and the exchange and delivery by the parties of the other documents and instruments contemplated by this Agreement.  The effective time of the Closing shall be 12:01 A.M., Eastern Standard Time, on the Closing Date.

“Closing Date” means five (5) business days following the date upon which Buyer provides Seller with written notice that Buyer has satisfactorily completed its due diligence, or November 22, 2011, whichever occurs later.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Contracts” has the meaning referred to in Section 2.1(e).

“EBIT” means the net income of the Business for the period in question before deductions for interest expense and income taxes, determined on a basis consistent with historical financial statements of Seller.

“Employee Benefits” means any and all pension or welfare benefit programs, phantom stock plans, fringe benefits, or other plans, arrangements, agreements and understandings for employees, groups of employees or specific individual employees to which Seller contributes or is a party, by which Seller is bound or under which Seller has any liability, other than benefits required by Applicable Law, including without limitation pension or retirement plans, deferred compensation plans, bonus or incentive plans, early retirement programs, severance pay policies, and medical or dental insurance, short-term and long-term disability, educational reimbursement plans, sick leave, vacation policy, and any other employee benefit plans.

“Employment Agreements” means those certain Employment Agreements between Buyer and each of James Williams, Andrew Hidle, Dennis Reynolds and Benjamin Burdette in the form attached hereto as Exhibit B.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“Escrow Agent” means Mirick, O’Connell, DeMallie & Lougee, llp.

“Escrow Agreement” means the Escrow Agreement among Buyer, Seller and Escrow Agent in the form attached hereto as Exhibit C.

“Excluded Assets” means all cash, cash equivalents, marketable securities and short-term investments and those assets (if any) listed on Schedule 1 attached hereto.

“Excluded Liabilities” means those Liabilities of Seller described in Section 2.3.

“Financial Statements” has the meaning provided in Section 4.5.

“Fixed Assets” has the meaning provided in Section 2.1(c).

“GAAP” means generally accepted accounting principles as in effect in the United States from time to time.

“Governmental Authority” means any international, national, federal, state, departmental, county, municipal, regional or other governmental authority, agency, board, body, instrumentality or court having jurisdiction in whole or in part over Seller or the Business.

“Hazardous Substances” means any substance, material or waste which is as of the Closing Date regulated or, on or before the Closing Date, is proposed to be regulated, by any Governmental Authority, including, but not limited to, any material or substance which is designated as a hazardous or polluting substance or subject to regulation as a hazardous or toxic substance pursuant to any Applicable Law.

“Intellectual Property” means all United States and other patents and registrations and applications therefor; copyrights and copyright registrations and applications therefor; trademarks, brand names, trade names and registrations and applications therefor; know-how; computer software; trade secrets; domain names; confidential business information; and licenses of or other contract rights with respect to any of the foregoing.

“Inventory” has the meaning referred to in Section 2.1(b).

“Knowledge” - an individual will be deemed to have “Knowledge” of a particular fact or other matter if:

(a)           such individual is actually aware of such fact or other matter; or

(b)           a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

A Person (other than an individual) will be deemed to have “Knowledge” of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, management employee, partner, member or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

“Leased Real Estate” means the real property located at 1150 Brookstone Centre Parkway, Columbus, Georgia 31904, including the 10,000 square foot building thereon.

“Liability” means any liability, whether known or unknown, asserted or unasserted, absolute or contingent, whether accrued or unaccrued, liquidated or unliquidated, and whether due or to become due, including any liability for Taxes.

“Noncompetition Agreements” means the Noncompetition Agreement in the form attached as Exhibit D to be entered between (a) Buyer and Seller, (b) Buyer and each of the Stockholders, and (c) Buyer and each of James Williams, Andrew Hidle, Dennis Reynolds and Benjamin Burdette.

“Operating Permits” means all of the permits, licenses, certifications, approvals, authorities or other franchises granted by any Governmental Authority or other third party required or appropriate for the continued operation of the Business in the manner heretofore operated.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.

“Purchase Price” means the purchase price specified in Section 3.1.

“Received Goods” means goods received by Seller for which Seller has not yet been invoiced.

“Starrett Guaranty” means the Guaranty of The L.S. Starrett Company of all obligations of the Buyer under this Agreement, the other Ancillary Agreements and the New Lease.

“Stockholder Employment Agreements” means those certain Employment Agreements between Buyer and each of the Stockholders in the form attached hereto as Exhibit E.

“Taxes” means all state, local or foreign taxes, social security contributions, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, sales, use, ad valorem, value added, transfer, recording, franchise, profits, inventory, capital stock, license, withholding, payroll, stamp, occupation and property taxes, customs duties or other similar fees, assessments and charges, however denominated, together with all interest, penalties, surcharges, additions to tax or additional amounts imposed by any Governmental Authority, and any transfer liability in respect of any of the foregoing taxes.

“Vehicles” has the meaning referred to in Section 2.1(d).

“Working Capital” means with respect to the Business, the amount by which (a) the aggregate of Accounts Receivable (net of allowance for doubtful accounts), Inventory (net of obsolete or slow moving items) and prepaid expenses (net of any prepaid items that will not be transferred to Buyer), exceeds (b) the aggregate of Accounts Payable and Received Goods.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.1           The Acquired Assets.  On the terms and subject to the provisions of this Agreement, Seller agrees to sell, transfer and deliver to Buyer on the Closing Date, and Buyer agrees to purchase from Seller for the Purchase Price, all of the assets, properties, rights and interests of the Seller and all other property used or held for use in connection with the Business of every kind and character and wherever located, but expressly not including the Excluded Assets (collectively, the “Acquired Assets”).  The Acquired Assets being sold hereunder include, but are not limited to, the following:

(a)           All accounts receivable and other rights to receive a payment of money, whether such rights are matured or unmatured, fixed or contingent (the “Accounts Receivable”);

(b)           All inventories, including raw materials, work-in-process, finished goods, merchandise, supplies and packaging materials listed on Schedule 2.1(b) (collectively, the “Inventory”) as such schedule will be updated pursuant to Section 8.1(h);

(c)           All machinery, equipment and tools, attachments and parts therefor, leasehold improvements, fixtures, patterns, engineering equipment, plans and drawings, office furniture, computers, supplies and tangible personal property of every kind and nature owned or used by Seller, including without limitation those listed on Schedule 2.1(c) (collectively, the “Fixed Assets”);

(d)           All automobiles, trucks, forklifts and other vehicles owned by Seller, including without limitation those listed on Schedule 2.1(d) (collectively, the “Vehicles”);

(e)           All rights of Seller under contracts, agreements, commitments and other arrangements (specifically including, but not limited to each of the agreements and contracts listed in Sections 4.11 and 4.12 of the Disclosure Schedule), whether written or oral, including unfilled service and maintenance orders, purchase orders for raw materials and supplies, other unfilled customer orders, licenses (whether as licensor or licensee), insurance policies held in Seller’s name, and leases of real or personal property, except those which are Excluded Liabilities pursuant to Section 2.3 (collectively, the “Contracts”); provided, however, that if the assignment of any such Contract requires the consent of the other parties thereto, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof, but Seller and Buyer shall use commercially reasonable efforts to obtain the written consent of the other parties to such assignment; and failing such consent, Buyer and Seller shall mutually agree on a method by which Seller will continue to execute any such Contract upon the direction and for the benefit of Buyer;

(f)           All sales and promotional materials, catalogs, advertising and marketing materials;

(g)           All books, records, documents, files, customer lists, procedural manuals and other printed or written materials, whether stored electronically or otherwise, concerning the Business but expressly excluding the minute books and stock records of Seller and further excluding all personnel records and other records that Seller is required by law to retain in its possession;

(h)           All of the Seller’s Intellectual Property, including without limitation the Intellectual Property identified on Schedule 2.1(h) and the following:

(1)           All patents and registrations and applications therefor, and all re-issuances, extensions and continuations thereof;

(2)           All trademarks, service marks, logos, brand names, trade names and registrations and applications therefor;

(3)           All copyrightable works, copyrights and registrations and applications therefor and all renewals thereof;

(4)           All mask works and registrations and applications therefor, and all renewals thereof;

(5)           Subject to the approval of licensors or licensees, if required, licenses granted to or by Seller;

(6)           All computer software (including all data, source code and related documentation belonging to, used by or in the possession of Seller) used by Seller in the Business;

(7)           All internet domain names and registrations; and

(8)           Technical documentation reflecting engineering, maintenance, servicing and production data, design data, plans, specifications, drawings, technology, know-how, trade secrets, confidential business information, research and development, servicing and maintenance processes, customer and supplier lists, pricing and cost information and business and marketing plans and proposals, relating to the Business or to the maintenance of Acquired Assets and all documentary evidence thereof, including without limitation the technical information incorporated in such documentation.

To the extent that Intellectual Property is entered in pertinent patent and trademark registers or offices, Seller shall, to the full extent permitted by law, deliver to Buyer all related files in Seller’s direct and indirect possession and all documents, certificates and declarations necessary to enable Buyer to register such Intellectual Property in its name;

(i)             All other intangible assets of any nature of Seller used in connection with the activities of Seller’s business as a going concern, including without limitation by reason of enumeration, goodwill and all right, title and interest in an to the use of the names “Bytewise Development”, “Bytewise Measurement Systems” and any variation thereof and all proprietary rights associated therewith;

(j)             All prepaid expenses, all claims, refunds, causes of action, rights of recovery and warranty rights;

(k)            All rights, title and interest of Seller in and to all warranties and guaranties given to, assigned to or benefiting Seller regarding the acquisition, construction, design, use, operation, management or maintenance of any of the Acquired Assets;

(l)             A valid leasehold interest in the Leased Real Estate;

(m)           All customer prepayments held by Seller and Seller deposits held by third parties including, without limitation those listed on Schedule 2.1(m) (collectively, the “Prepayments and Deposits”);

(n)           All Operating Permits;

(o)           The life insurance policies owned by Seller or for which Seller is the beneficiary and insuring the life of either Stockholder all as more specifically listed on Schedule 2.1(o); and

(p)           All other assets, rights, interests and properties of Seller of every name or nature other than the Excluded Assets.

2.2           Assumed Liabilities.  On the Closing Date and subject to the terms and conditions of this Agreement, Buyer agrees to assume, pay and discharge when due the following agreements, obligations and liabilities of Seller (the “Assumed Liabilities”) and no others:

(a)           Seller’s liabilities listed on Schedule 2.2(a) for trade accounts payable related to the Business (specifically excluding expenses contemplated by Section 11.2 hereof), but in each case only to the extent shown on Schedule 2.2(a) (“Accounts Payable”) as such schedule will be updated pursuant to Section 8.1(h);

(b)           Seller’s liabilities and obligations under the executory portion of any Contract (i.e. the portion which is to be performed after the Closing Date and notwithstanding the provisions of Section 2.3(p), shall specifically include the obligations owing to MicroPoise), but not including any liability or obligation relating to portions performed or to be performed on or before the Closing Date.

If the assumption by Buyer of any of the Assumed Liabilities requires the consent of any third party, Seller and Buyer shall use commercially reasonable efforts to obtain the written consent of such third parties to the assumption thereof.

2.3           Excluded Liabilities.  Buyer shall have no responsibility for any agreements, liabilities or obligations of Seller of any nature whatsoever which are not specifically included in the Assumed Liabilities, whether similar or dissimilar to the Assumed Liabilities, whether now existing or hereafter arising, and whether known or unknown to Buyer, Seller or any Stockholder (the “Excluded Liabilities”), including, without limitation, all of the following:

(a)           any Liability arising out of any event that occurred, products sold or services performed by Seller on or prior to the Closing Date, or Seller’s ownership of its assets or the operation of the Business on or prior to the Closing Date;

(b)           any Liability resulting from, arising out of, relating to, in the nature of, or caused by any breach of an agreement or promise (including, without limitation, any Contract), breach of warranty, tort or infringement by Seller or any of its affiliates;

(c)           any Liability of the Seller or Stockholders or any of their affiliates for Taxes relating to the operation of the Business, the ownership of the Acquired Assets or the occupancy of the Leased Real Estate on or prior to the Closing or the sale and transfer of the Acquired Assets to Buyer specifically including, but not limited to, any matter set forth in Section 4.8 of the Disclosure Schedule;

(d)           any obligation to defend or indemnify any person by reason of the fact that such person was a member, officer, employee, or agent of Seller, or any of its affiliates, or was serving at the request of Seller, or any of its affiliates, as a partner, member, trustee, director, officer, employee, or agent of another entity, and whether such obligation is pursuant to any statute, organizational document, by-law, agreement, or otherwise;

(e)           any obligation to pay deferred compensation to any current or former member, officer or employee of Seller, or any of its affiliates, for services prior to the Closing Date;

(f)           Liabilities related to or arising out of Seller’s Employee Benefits, any other Liabilities to employees or former employees of Seller or any of their respective affiliates, or any liabilities relating to noncompetition agreements in favor of the Seller, or any of its affiliates (whether or not the benefit thereof is continuing);

(g)           Liabilities arising out of any litigation or administrative or arbitration proceeding to which Seller, any Stockholder or any of their respective affiliates is a party or any claims by or against Seller, any Stockholder or any of their respective affiliates arising from facts or circumstances existing on or prior to the Closing Date specifically including, but not limited to, any matter set forth in Section 4.14 of the Disclosure Schedule;

(h)           Liabilities resulting from any violation by Seller, or any employee, member or agent of Seller, or any of their respective affiliates, or any predecessor for which Seller or any of their respective affiliates may be liable, of any Applicable Law, including, without limitation, those applicable to discrimination in employment, employment practices, wage and hour, retirement, labor relations, occupational safety, health, trade practices, environmental matters, competition, pricing, product warranties, product liability and product advertising;

(i)           Liabilities resulting from workers’ compensation claims or audits arising out of events occurring on or prior to the Closing Date;

(j)           Liabilities incurred by Seller or any Stockholder or any of their respective affiliates under or in connection with this Agreement or the transactions provided for herein, including without limitation all fees and expenses of legal counsel (except as otherwise provided in Section 11.2), accountants, experts, or any investment banker, business broker, finder, or other advisor retained by Seller, any Stockholder or any of their respective affiliates;

(k)           Liabilities of Seller, any Stockholder or any of their respective affiliates, relating to the occupancy or use of the Leased Real Estate prior to the Closing Date;

(l)             Liabilities arising under any promissory note or agreements governing or securing indebtedness for borrowed money or the deferred purchase price of any property, or under any lease which in accordance with GAAP would be classified as a capital lease;

(m)           any Liability of the Seller with respect to its phantom stock plan;

(n)           any Liability of the Seller owing to any Stockholder including, but not limited to, the obligations arising under (1) any existing employment agreement between the Seller and a Stockholder, or (2) that certain $630,000 Note from the Seller and Russell D. Carreker dated January 1, 2006 and payable to Michael J. Harris;

(o)           any Liability of the Seller to Carris Properties, LLC including, but not limited to, those liabilities arising under that certain Lease Agreement between Seller and Carris Properties LLC dated January 1, 2010;

(p)           any Liability of the Seller to Illinois Tool Works Inc. (or its successor in interest) under that certain Asset Purchase Agreement between Seller and Illinois Tool Works, Inc. dated July 16, 2004 and/or any other agreements executed in connection therewith; and

(q)           any liability of Day Six Outdoors, LLC owing to Synovus.

To the extent Buyer becomes liable to pay or perform any such Excluded Liability, Seller and the Stockholders jointly and severally agree to indemnify Buyer with respect thereto pursuant to the provisions of and subject to the limitations set forth in Article 9 of this Agreement.

2.4           Prorations.  As of the Closing, the following items shall be prorated between the parties:

(a)           personal property taxes based upon the tax bills for the fiscal year January 1, 2011 through December 31, 2011.

(b)           vacation pay, sick pay, holiday pay and all other compensation items due those employees of Seller who are employed by Buyer as of the Closing Date (collectively, the “Paid Time Off”), provided that Buyer shall be entitled to an adjustment to the Purchase Price for the gross amount thereof plus applicable employer payroll taxes through October 31, 2011, subject to a true-up adjustment to be determined and paid in accordance with Section 3.4.

(c)           with respect to all employees of the Business who become Buyer’s employees on the Closing Date, the Seller agrees that Buyer will receive a credit against the Purchase Price equal to all accrued but unpaid payroll and payroll taxes for the period from and including November 16, 2011 through and including November 21, 2011.

(d)           bonuses applicable to the employment of each of Dennis Reynolds and James Williams based upon the compensation arrangement Seller has with Dennis Reynolds and James Williams for calendar year 2011 which arrangement Buyer has agreed to continue for the period commencing on the Closing Date and ending on December 31, 2011.  Subject to a true-up adjustment to be determined and paid in accordance with Section 3.4, the Seller agrees that the Buyer will receive a credit against the Purchase Price in the amounts of (i) $80,000 with respect to Dennis Reynolds, and (ii) $19,025 with respect to James Williams.  In consideration of such credits, Buyer covenants and agrees to pay Dennis Reynolds and James Williams their applicable bonus payments for all of calendar year 2011.

(e)           bonuses applicable to all employees of Seller (with the exception of the Stockholders, Dennis Reynolds and James Williams) for the calendar year 2011 will ultimately be determined based on the performance of the Business for all of calendar year 2011 by the Stockholders in consultation with the Buyer (the “2011 Bonus Pool”).  Subject to a true-up adjustment to be determined and paid in accordance with Section 3.4, the parties have estimated that the aggregate dollar amount of the 2011 Bonus Pool will be $100,000.  The Seller agrees that Buyer will receive a credit against the Purchase Price in the amount of $89,041 representing the estimated $100,000 bonus pool amount times a fraction, the numerator of which is 325 days (i.e. the number of days from January 1, 2011 through November 21, 2011) and the denominator of which is 365 days.  In consideration of such credit, Buyer covenants and agrees to consult with the Stockholders in determining both the final amount of the 2011 Bonus Pool and the amount of any bonus paid to individual employees.  The final bonus amounts will be paid by Buyer.

2.5           Utilities.  Following the Closing each of the invoices with respect to the utilities servicing the Leased Real Estate shall be prorated such that Seller will be responsible for the period prior to the Closing Date and the Buyer for the period on and after the Closing Date

ARTICLE 3

PURCHASE PRICE

3.1           Purchase Price.  The total purchase price for the Acquired Assets and the covenants entered into by the Seller and the Stockholders in or pursuant to this Agreement and those Noncompetition Agreements to which they are a party (the “Purchase Price”) shall consist of:

(a)           the assumption by Buyer at the Closing of the Assumed Liabilities; and

(b)           the payment by Buyer at the Closing of Fifteen Million Five Hundred Thousand Dollars ($15,500,000), of which (i) $1,550,000 (the “Escrow Amount”) shall be deposited by Buyer into escrow pursuant to the Escrow Agreement to be disbursed pursuant to the terms thereof, and (ii) the balance thereof, as adjusted by the change in Working Capital at Closing in accordance with Section 3.2 and the prorations contemplated in Section 2.4, shall be paid to Seller by wire transfer to a bank account designated by Seller in a written notice delivered to Buyer at least three days prior to the Closing.

3.2           Adjustment Amount.  The Purchase Price payable assumes that the trailing twelve month average Working Capital of the Business as of the Closing Date is not less than $3,096,774.38 which was the trailing twelve month average Working Capital of the Business on June 30, 2011 (the “Base Working Capital”).  The determination of the Base Working Capital is set forth on Schedule 3.2.  On the Closing Date, the Seller shall deliver to Buyer the determination of the Working Capital as of the close of business on October 31, 2011 (the “Preliminary Closing Working Capital”) which shall be calculated in the same manner and using the same methodology as used in the calculation of the Base Working Capital.  To the extent the Preliminary Closing Working Capital is less than the Base Working Capital, the cash portion of the Purchase Price to be paid to Seller pursuant to Section 3.1(b) shall be reduced by an amount equal to such shortfall.  To the extent the Preliminary Closing Working Capital is greater than the Base Working Capital, the cash portion of the Purchase Price to be paid to Seller pursuant to Section 3.1(b) shall be increased by an amount equal to such excess.  In no event shall the Escrow Amount be adjusted.  A final adjustment with respect to the Working Capital as of the close of business on November 21, 2011 shall be made in connection with the true-up process described in Section 3.4(a).

3.3           Allocation of Purchase Price.  The parties agree to allocate the Purchase Price among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the Code and GAAP.  The parties agree to set forth the allocation of the Purchase Price on a Schedule within ninety (90) days after the Closing Date.  Seller and Buyer shall cooperate with each other in filing any returns or reports required to be filed by each of them under Applicable Law with respect to such allocations.

3.4           True-Up.  The parties agree that on or before January 31, 2012 they will true-up the following items and the aggregate of said items will result in an amount due to Seller or to Buyer as the case may be and shall thereafter be promptly remitted by the party owing such amount to the other party with respect to:

(a)            the Adjustment Amount pursuant to Section 3.2 based on the actual Working Capital as of the close of business on November 21, 2011 as opposed to the Preliminary Closing Working Capital calculated in the same manner contemplated in Section 3.2 above.

(b)            the actual bonuses paid to Dennis Reynolds and James Williams pursuant to Section 2.4(d) above for which (i) Seller shall be responsible for the applicable commission due Williams for all units shipped prior to the Closing Date and Buyer shall be responsible for the applicable commission for all units shipped on or after the Closing Date, and (ii) with respect to Reynolds, Buyer shall be responsible for 10.96% and Seller shall be responsible for 89.04%.

(c)            the actual bonuses paid to other employees pursuant to Section 2.4(e) above for which Buyer shall be responsible for 10.96% and Seller shall be responsible for 89.04%.

(d)            the actual aggregate dollar amount of the Paid Time Off through the close of business on November 21, 2011.

(e)            utilities servicing the Leased Real Estate as contemplated in Section 2.5.

(f)            any other accrued expenses that become the responsibility of Buyer but also relate to the period prior to the Closing Date.

3.5           Dispute Resolution.  In the event the parties are unable to agree upon (a) the final Adjustment Amount of the Working Capital as contemplated in Section 3.4(a), or (b) the allocation of the Purchase Price as contemplated in Section 3.3, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, a one of the following nationally recognized accounting firms as mutually selected by the Buyer and Seller (as long as such firm is independent of the Buyer, the Seller, the Stockholders and their respective affiliates):  Deloitte, PricewaterhouseCoopers, or BDO Seidman (the “Accounting Referee”).  In resolving any such dispute, the Accounting Referee shall consider only those items or amounts in disagreement.  The Accounting Referee’s determination of the final Adjustment Amount and/or Purchase Price allocation shall be final and binding on the parties to this Agreement and if such determination is with respect to the Adjustment Amount, the same shall be paid to the appropriate party within five (5) days of determination.  The Accounting Referee shall use commercially reasonable efforts to complete its work within thirty (30) days following its engagement.  All fees and expenses of the Accounting Referee shall be borne equally by Buyer and Seller.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES
OF SELLER AND STOCKHOLDERS

To induce Buyer to enter into this Agreement, Seller and the Stockholders jointly and severally represent and warrant to Buyer that (i) notwithstanding any investigation Buyer may undertake, and (ii) except as otherwise specifically stated in the Disclosure Schedule attached hereto as Schedule 4 (the “Disclosure Schedule”), the following are true and correct on the date hereof and will be true and correct as of the Closing Date:

4.1           Authority of Seller; Ownership.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by the Stockholders and/or Seller and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements have been duly authorized by all necessary corporate and stockholder action on the part of Seller and, except as set forth in Section 4.26 of the Disclosure Schedule, does not and will not conflict with, result in a default of, constitute a default under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, (i) any provision of the articles of incorporation, bylaws or other governing documents of Seller, (ii) any laws, rules or regulations to which the Stockholders or Seller or any of their or its respective assets may be subject, (iii) any agreement, contract, lease, license, instrument, or other arrangement to which the Stockholders or Seller is a party or by which they or it is bound or to which any of their or its assets is subject.  The Stockholders are engaged in the Business solely through their ownership of Seller.  Seller does not own or hold any equity or profit or loss participation interest in any other corporation, partnership, limited liability company, joint venture or other entity.

4.2           Organization and Qualification of Seller.  Seller is a corporation lawfully existing and in good standing under the laws of the State of Georgia with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.  Seller is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each state and foreign jurisdiction outside the United States in which it owns or leases any real estate or maintains any offices, any bank accounts, or has any employees who reside and/or normally perform their employment services in such state or foreign jurisdiction, except where failure to qualify to transact business as a corporation would not materially and adversely affect the Business as presently conducted.  Section 4.2 of the Disclosure Schedule contains a list of all jurisdictions in which the Seller is duly qualified and in good standing as a foreign corporation.

4.3           Binding Nature of Agreement.  This Agreement has been duly and validly executed and delivered by Seller and the Stockholders and is, and each Ancillary Agreement contemplated hereby to which Seller or any Stockholder is a party, when executed and delivered will be, the legal, valid and binding obligation of Seller or the Stockholders or both, as the case may be, enforceable in accordance with its respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles.

4.4           Good Title.  Except as set forth in Section 4.4 of the Disclosure Schedule, Seller has, and at Closing Buyer will receive, good and marketable title to the Acquired Assets to be sold by Seller hereunder, free and clear of all claims, liens, encumbrances or interests of third parties other than (a) liens for Taxes for the current tax year which are not yet due and payable and (b) claims, liens or encumbrances identified on the Disclosure Schedule as acceptable to Buyer (the “Permitted Encumbrances”).

4.5           Financial Statements.  Prior to the execution of this Agreement, Seller has provided to Buyer copies of the Seller’s reviewed financial statements as of December 31, 2008, 2009 and 2010 and for the years then ended and Seller’s reviewed financial statements for the interim period ending September 30, 2011 (all of the foregoing financial statements are collectively referred to herein as the “Financial Statements”).  The Financial Statements, including the footnotes thereto, have been prepared consistently throughout the periods indicated, and present fairly the financial condition of Seller as at the dates and for the periods indicated in the Financial Statements in all material respects.  The date December 31, 2009 is referred to herein as the “Balance Sheet Date.” There has been no material adverse change in the business, operations, financial condition or prospects of the Seller or the Business since the Balance Sheet Date.

4.6           No Material Change.  Except as set forth on the Disclosure Schedule, since the Balance Sheet Date Seller has conducted the Business only in the ordinary course and has not:

(a)           mortgaged, pledged or subjected to any lien, charge, security interest or any other encumbrance, any of its assets;

(b)           sold, leased, assigned, transferred or otherwise disposed of any material portion of its assets, except for inventory sold in the ordinary course of its business, or canceled or comprised any debt or claim outside the ordinary course of business, or waived or released any right having a value of more than $5,000 or an aggregate value in excess of $25,000;

(c)           made or granted any bonus or any wage or compensation increase outside the ordinary course of business to any officer, agent, independent contractor, or employee or granted any increase in any Employee Benefits plan or arrangement (except in accordance with past custom or practice), or amended or terminated any existing Employee Benefits plan or arrangement or adopted any new Employee Benefits plan or arrangement;

(d)           made any direct or indirect payments of royalties or otherwise to or for the benefit of the Stockholders or any other party on account of any patent, copyright, trademark, trade name, invention or similar intellectual property right which is used in the Business, except in the ordinary course of its business;

(e)           received notice of any litigation, warranty claim or products liability claim other than in the ordinary course of the Business;

(f)            sold, assigned, transferred or granted any Intellectual Property, or disclosed any material proprietary information with respect to the Business to any person other than Buyer which could have a material adverse effect on the Business;

(g)           entered into any settlement regarding the breach or infringement of any Intellectual Property, or modified any rights with respect thereto;

(h)           made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(i)            failed to replenish its inventory in a normal and customary manner substantially consistent with its prior practice and prudent business practices or made any purchase commitment in excess of the normal, ordinary and usual requirements of its business, or made any change in its selling, pricing, advertising or personnel practices which are inconsistent with past practice;

(j)            suffered any material damage, destruction or casualty loss to the assets of Seller, whether or not covered by insurance;

(k)           modified, amended or terminated any material agreement in a manner that has had, or reasonably can be anticipated to have, a materially adverse effect on the business, operations or financial condition of Seller;

(l)            encountered any labor union organizing activity, had any actual or threatened employee strikes, work-stoppages, slowdowns or lock-outs, or had any material change in its relations with its employees, agents, customers or suppliers;

(m)           suffered any change, event or condition which, in any case or in the aggregate, has had or may have a materially adverse effect on Seller’s condition (financial or otherwise), properties, assets, liabilities, operations or key employees or representatives;

(n)           entered into any transaction, contract or commitment outside the ordinary course of business or which has had or may have a material adverse effect upon the Business, the operations or financial condition of Seller;

(o)           incurred any Liability, except current Liabilities for trade or business obligations incurred in the ordinary course of business and consistent with its prior practice, none of which Liabilities, in any case or in the aggregate, materially and adversely affects Seller’s Business, operations or financial condition;

(p)           made any change in accounting methods or practices; or

(q)           agreed to do any of the things described in the preceding paragraphs (a) though (p) inclusive.

4.7           Inventory.  Since the Balance Sheet Date, Seller has maintained its Inventory in a normal and customary manner substantially consistent with prior practice.  Inventories of finished goods are and will be of a quality and quantity substantially consistent with those normally maintained by Seller in the ordinary course of its Business.  The value of all items of obsolete materials and of materials of below standard quality has been written down to realizable market value or adequate reserves provided therefore in the Financial Statements.  Except as set forth on the Disclosure Schedule, all of the Inventory is located at the Leased Real Estate.  Except as set forth on the Disclosure Schedule, no Inventory has been consigned (i. e. delivered but not sold or sold with an unlimited right of return) to any customer.

4.8           Tax Matters.  Seller has filed with the appropriate Governmental Authorities all tax returns and tax reports (including, but not limited to, those pertaining to income taxes, excise taxes, sales and use taxes, payroll taxes, real property taxes, tangible and intangible personal property taxes, and franchise taxes) required to be filed by it, or has timely filed an extension relating to the same.  All such tax returns and reports were correct and complete in all material respects.  All Taxes, interest, penalties, and additions shown or claimed to be due thereon have been paid.  No claim has been made by a Governmental Authority in a jurisdiction where Seller does not currently file a tax return or report that it is or may be subject to taxation by that jurisdiction.  There are no liens or other encumbrances of any kind on any of the assets of Seller that arose in connection with any failure (or alleged failure) to pay any Tax other than for Taxes not yet due and payable.  Seller has not been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal tax return.  Seller is not currently the subject of any tax audit, nor has Seller or the Stockholders received notice of any audit.  Section 4.8 of the Disclosure Schedule sets forth those taxable years for which tax returns of Seller have been reviewed or audited by applicable Governmental Authorities together with the results of such audit(s).  There are no agreements for the extension of the periods for the assessment or collection of any Taxes, and no statute of limitations in respect of Taxes relating to Seller has been waived.  Seller is not a party to any income tax allocation or sharing agreement.  Seller does not have any liability for the Taxes of any other person (i) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise.  Seller has not filed a consent under Section 341(f) of the Code concerning collapsible corporations.  Seller has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible by reason of Section 280G of the Code.

4.9           Tangible Personal Property; Capital Expenditures.  All Fixed Assets are and will be in operating condition and there is and will be no extraordinary wear and tear to such property, or any other deterioration, damage or defect, which would prohibit or materially impair the continued use of such property for the purposes for which they are presently employed by Seller in the Business, or which would require any material expenditure for repair or replacement for such use.  All Fixed Assets have been maintained in accordance with reasonable maintenance procedures.  The Disclosure Schedule discloses the existence of all liens, claims, charges, encumbrances and restrictions imposed upon or relating to all Fixed Assets or to which such property is subject.  Since the Balance Sheet Date, Seller’s capital expenditures have been substantially consistent with the Seller’s past practices and include all capital expenditures reasonably necessary and appropriate for the operation of the Business in the ordinary course substantially in accordance with the Company’s historical practices.  The Disclosure Schedule sets forth the identity of the owner of and any agreement relating to the use of each Fixed Asset not owned by Seller and the circumstances under which such Fixed Asset is used.

4.10        Real Property and Leased Real Estate.

(a)           Seller has not owned, leased or occupied any real property on or prior to the Closing Date except for the Leased Real Estate.

(b)           All buildings, structures and improvements located on the Leased Real Estate are structurally sound and are in good condition and repair (ordinary wear and tear excepted), and all material mechanical, electrical, heating, air conditioning, sewer, water and plumbing systems are in proper working order (ordinary wear and tear excepted).

(c)           Neither the whole nor any portion of the Leased Real Estate or any interest of Seller in any of the Acquired Assets is subject to any governmental decree or order to be sold or is being condemned, expropriated, or otherwise taken by any public authority with or without payment of compensation therefor, nor has Seller been notified of any proposed condemnation, expropriation, or other taking.

(d)           The Leased Real Estate is in substantial compliance with Applicable Law, including all ordinances, regulations, orders and requirements affecting the Leased Real Estate, and neither Seller nor any of the Stockholders has received any notices of violations with respect thereto.

(e)           The zoning, deed restrictions, covenants and Applicable Law and ordinances applying to the Leased Real Estate permit the presently existing improvements and the continuation of the Business presently being conducted on such property.  No approvals or permits are required to use, operate and maintain the Leased Real Estate in the same manner as now used, operated and maintained.

(f)           No portion of the Leased Real Estate is located in a flood plain or flood hazard area or in a designated wetlands area and no portion of the Leased Real Estate has been used as a landfill.

(g)           As of the Closing, no work for improvements or repairs will have been performed or will be in progress on the Leased Real Estate and no materials will have been delivered to the Leased Real Estate that might provide the basis for mechanics’, materialmens’ or other liens against Buyer with respect to the Leased Real Estate.

(h)           Neither Seller nor any of the Stockholders have received any notice of actual or threatened special assessments or reassessments of the Leased Real Estate.

(i)            All utilities, including without limitation telephone, sewer system, water, electricity, gas and any other utilities necessary for the operation and use of the Leased Real Estate and the Business thereon, are available, connected and operational.

4.11         Intellectual Property.

(a)           Except for commercially purchased software purchased by Seller which is subject to general end user licenses, all Intellectual Property used in the Business is now or will as of the Closing be owned by Seller.  Schedule 2.1(h) identifies all domain names, patents and registrations and applications therefor, trademarks or service marks and registrations and applications therefor, copyright registrations and mask work registrations owned by or licensed to Seller or Stockholder relating to the Business.

(b)           The Intellectual Property is free of any liens or encumbrances.  To the Knowledge of any of the Stockholders or Seller, no one is infringing upon any rights of Seller with respect to any Intellectual Property.

(c)           Seller does not require any Intellectual Property that it does not already have in order to conduct the Business as currently conducted or currently proposed to be conducted.

(d)           No actions for annulment or cancellation are pending, or to the Knowledge of Seller or the Stockholders threatened, with respect to the Intellectual Property and no actions for recovery thereof have been taken, or to the Knowledge of Seller or the Stockholders, threatened.

(e)           To the Knowledge of Seller or the Stockholders, Seller is not infringing on intellectual property rights of third parties, nor has Seller been accused of doing so by a third party, and there exists no circumstance which might entitle a licensor of any Intellectual Property listed in Section 4.11 of the Disclosure Schedule to terminate or prohibit the assignment of such license.

(f)            Neither the Stockholders nor any director, officer, or employee of Seller owns, directly or indirectly, in whole or in part, any intellectual property rights which Seller uses or has used in the conduct of the Business as presently conducted.

(g)           Except as set forth in Section 4.11 of the Disclosure Schedule, there are no agreements relating to or affecting the Intellectual Property or the use or ownership of any Intellectual Property by Seller, including, but not limited to, confidentiality and non-disclosure agreements, assignments or agreements to assign, development agreements, settlement agreements, and the like.

(h)           Seller is not subject to any right to compensation belonging to former or current employees for inventions used in the Business.

(i)            All charges, fees and taxes relating to the Intellectual Property have been duly and timely paid, including all fees due under that certain Preferred Escrow Agreement listed as item number 10 in Section 4.11 of the Disclosure Schedule, the fees for which are paid by Seller.

4.12         Material Contracts.  Section 4.12 of the Disclosure Schedule sets forth a list of all of the following Contracts or arrangements relating to the Business to which Seller is a party or by which Seller is bound:

(a)           any Contract relating to the employment of any person by Seller, or any bonus, deferred compensation, pension, profit sharing, phantom stock, stock option, employee stock purchase, retirement or other similar employee benefit plan;

(b)           any loan or advance to, or investment in any other person or any Contract relating to the making of any such loan, advance or investment;

(c)           any guarantee or other contingent liability with respect of any indebtedness of any other person;

(d)           any management, service, consulting or any other similar arrangement, or any noncompetition agreement;

(e)           any agreement which by its terms involves the payment after the Closing Date by or to Seller of $25,000 or more;

(f)           any Contract limiting the freedom of Seller to engage in any line of business or to compete with any other person;

(g)           any Contract for the purchase of raw materials or supplies for, or the furnishing of services to, the Business, (i) for which, to the best Knowledge of any of the Stockholders or Seller, comparable goods or services are not readily available in the ordinary course of business, at prices at or similar to those which Seller has agreed to pay under such Contract, or (ii) the quantities of which are in excess of the normal operating practices of the Business;

(h)           any distributor, sales representative or agency agreements to which Seller is a party, regardless of amounts involved;

(i)            any Contract not entered into in the ordinary course of business which is not cancelable without penalty within 30 days;

(j)            any power of attorney granted by or to Seller; or

(k)           any lease, conditional sales or other agreement pursuant to which Seller leases, has purchased or sold or holds possession of, but not title to, any real or personal property, whether as lessor, lessee, purchaser, seller, bailee, pledgee or the like.

Except as set forth therein, each Contract listed in Section 4.12 of the Disclosure Schedule is (i) as to the Seller, in full force and effect and there exists no material default or violation by Seller of any Contract or any event, occurrence, condition or act (including the Closing of the purchase of the Acquired Assets) now or at Closing which constitutes, or with the giving of notice or the lapse of time or both would become, a material default thereunder by the Seller, and (ii) to the Knowledge of Seller or the Stockholders, as to the other party or parties to such Contracts, each such Contract in full force and effect as to such other party or parties and there exists no material default or violation by the other party or parties or event, occurrence, condition or act (including the Closing of the purchase of the Acquired Assets) now or at Closing which constitutes, or with the giving of notice or the lapse of time or both would become, a material default thereunder by the other party or parties.  To the Knowledge of Seller or the Stockholders, Seller has not incurred and will incur no cost, expense, loss, liability or obligation under any Contract which is not expressly contemplated in such Contract.  Seller has delivered a true, correct and complete copy of each Contract to Buyer.

4.13         Employee Matters.  The employees of Seller are not represented by any union or subject to any collective bargaining agreement and, to the Knowledge of any of the Stockholders or Seller, none of such employees are engaged in any organizational activities.  To the Knowledge of any of the Stockholders or Seller, none of the employees of Seller has suffered or is suffering from any illness or disease caused directly or indirectly by any employment related condition or by contact with any Hazardous Substances within the scope of such employee’s employment with Seller.  To the Knowledge of any of the Stockholders or the Seller, there has been no complaint filed with any Governmental Authority or other body alleging against Seller unfair labor practices, human rights violations, employment discrimination charges, or the like, and, to the Knowledge of any of the Stockholders or Seller, there are no existing facts which would lead to any such charge. For the past three years, there has not occurred any work stoppages, walkouts or strikes or threats of any of the foregoing.  No notice has been received of any pending claim asserting any failure to comply with any Applicable Law relating to employment of labor, wages, hours, collective bargaining, withholding taxes on employee compensation, or employee health and benefits.

Section 4.13 of the Disclosure Schedule sets forth a true, correct and complete list as of January 1, 2011 of the following with respect to all employees of Seller:

(a)           employee names, job titles, vacation (both allowed and accrued), current remuneration, whether in cash or in kind, including, but not limited to, base salary, hourly wage, bonus, commission, profit sharing or other incentive payment or allowance, which is paid substantially concurrent with an employee’s performance of services (“Compensation”), the effective date of such Compensation, and a statement of the full amount and nature of any other Compensation paid to each such employee since calendar year 2010;

(b)           all Compensation plans, programs or agreements, whether or not reduced to writing;

(c)           the names of employees or former employees, in receipt of an advance, including, without limitation, draws for commissions not yet earned or loans from Seller, together with a statement of the full amount and the nature, terms and conditions of any such advances or loans;

(d)           the names of employees receiving any perquisites from Seller, other than Compensation or Employee Benefits, together with a statement of the full amount and the nature of such perquisites;

(e)           the names of employees on a leave of absence from Seller and a statement regarding the nature, terms and conditions and anticipated length of such leave; and

(f)           any promises or commitments made by Seller to amend or terminate any of the arrangements listed in Subsections (a) through (e) above or to adopt new arrangements.

There are no arrearages in the payment of Compensation or other remuneration, including, but not limited to, travel, living, or other similar expenses or perquisites, to employees of Seller and all payroll due Seller’s employees through November 15, 2011 has been paid.  As of the date of this Agreement, Seller has not committed to hire any employees nor has it terminated or accepted the resignation of any employees listed in Section 4.13 of the Disclosure Schedule nor does it intend to terminate any such employees.  Solely for purposes of this Section 4.13, the term “employee” shall be deemed to include officers and directors and, with respect to sales agents and other independent contractors, those who spend a majority of their working time on the business of Seller and the information provided in Section 4.13 of the Disclosure Schedule with respect to such individuals indicates such person’s status.

4.14         Litigation.  Except as set forth in Section 4.14 of the Disclosure Schedule, here are no legal actions, suits, arbitrations or other legal, administrative or other governmental proceedings or investigations pending or, to the Knowledge of any of the Stockholders or Seller, threatened by or against Seller.  Seller is not subject to any judgment, order or decree, and is not a party to any lawsuit or proceeding, which might have a material adverse effect on the Business or render it unable in any material respect to acquire any property or conduct business (in the manner presently conducted) in any jurisdiction.

4.15         Compliance with Laws.  Except for environmental and similar laws addressed in Section 4.17 and laws applicable to Employee Benefits addressed in Section 4.19, Seller is in compliance in all material respects with all Applicable Laws.  Neither Seller nor any Stockholder is aware of any pending or threatened investigation or proceeding concerning compliance with the Americans with Disabilities Act (“ADA”) and, to the Knowledge of Seller and the Stockholders, no complaints have been made by Seller’s employees or any other person concerning the ADA.

4.16         Permits, Certifications and Licenses.  Each Operating Permit required to be obtained for the operation of the Business is in full force and effect, except to the extent that failure to obtain an Operating Permit would not have a material adverse effect on Seller.  Section 4.16 of the Disclosure Schedule sets forth a true, correct and complete list of all Operating Permits together with copies thereof.  To the Knowledge of any of the Stockholders or Seller, there is no threatened or pending action which could result in any revocation of any Operating Permit which would materially and adversely affect the operation of the Business as presently conducted.

4.17         Environmental Laws.  Seller is in compliance in all material respects with all Applicable Laws with respect to the environment and Hazardous Substances. Neither Seller nor any Stockholder is aware of any pending or threatened environmental investigation or proceeding with respect to the operation of the Business.  There is and has been no current or past usage or practice of the Business with respect to any Hazardous Substances which may support a claim or cause of action against Seller under Applicable Law which could reasonably be expected to have a material adverse effect upon the Business.

Section 4.17 of the Disclosure Schedule sets forth (a) the identity of all Hazardous Substances used, generated, transported or disposed of by Seller now or at any time in the past including the annual volume of each Hazardous Substance used, the years during which each of the Hazardous Substances were used together with a brief description and location of each activity using such Hazardous Substances; and (b) a list of all reports, studies or tests in the possession of Seller or a Stockholder or initiated by Seller or a Stockholder pertaining to the environment or the existence of Hazardous Substance on, above or below any real property now or previously occupied by Seller or any property adjoining or which could reasonably be expected to affect any real property now or previously occupied by Seller.

4.18         Insurance.  Section 4.18 of the Disclosure Schedule contains an accurate and complete list of all insurance policies which Seller maintains with respect to the Business or its properties or employees.  All such policies are in full force and effect and will be transferable to Buyer at the Closing, subject to obtaining any consent required to transfer the policies.  Since December 31, 2010 there has not been any material adverse change in Seller’s relationships with its insurers or in the premiums payable pursuant to such policies.  All premiums due and payable on or before the Closing Date shall have been timely paid.  Seller has no outstanding claims or any dispute with any insurance carrier regarding claims, settlements or premiums and Seller has not failed to give any notice or present any claim under any insurance policy in a timely fashion.

4.19         Employee Benefits.

(a)           Section 4.19 of the Disclosure Schedule contains a complete listing of Employee Benefits granted by Seller beyond what is provided for by Applicable Law.

(b)           With respect to each Employee Benefits plan listed in the Disclosure Schedule, Seller has delivered to Buyer true and complete copies of (i) the Employee Benefits plans (or descriptions thereof in the case of unwritten Employee Benefit plans) and any trust or funding agreements (including insurance contracts) related thereto, (ii) where applicable, the most recent annual actuarial valuation report, (iii) where applicable, the last five years of Form 5500 or 5500-C/R, (iv) where applicable, the latest summary plan descriptions and all modifications thereto, (v) where applicable, the latest financial statements for each such Employee Benefits plan and related trusts and group annuity contracts, and (vi) copies of any filings made with the PBGC, Internal Revenue Service or U.S. Department of Labor, or any correspondence with or from such agencies, with respect to such plans.

(c)           Each Employee Benefits plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service as to its qualification under Section 401(a) of the Code.  The related trusts have been determined to be exempt from federal income taxation under Section 501(a) of the Code, and a copy of the most recent determination letter with respect to each such Employee Benefits plan has been delivered to Buyer.  True, correct and complete copies of all determination letters with respect to each such Employee Benefit Plan have been previously delivered by Seller to Buyer, and nothing has since occurred, or will occur on or prior to the Closing Date, which might cause the loss of such qualification or exemption.  No such Employee Benefit Plan has been operated in a manner which would cause it to be disqualified in operation, and all such Employee Benefit Plans have been administered in compliance with and consistent with all applicable requirements of the Code and ERISA, including, without limitation, all reporting, notice, and disclosure requirements.

(d)           Except as specifically set forth in the Section 4.19 of the Disclosure Schedule, (i) Seller does not maintain or contribute to, and has no liability with respect to, any Employee Benefits plan subject to Section 302 or Title IV of ERISA or Section 412 of the Code; and (ii) Seller is not obligated to contribute to any “multi employer plan” as defined in Section 4001(a)(3) of ERISA or any “multiple employer plan” as defined in Code Section 413(c).

(e)           Except as described in Section 4.19 of the Disclosure Schedule, Seller has not, with respect to an Employee Benefits plan, since December 31, 2008, instituted or increased the benefit levels of any benefit programs or specific benefits or changed the material terms thereof or conditions for participation therein or vesting thereof beyond the ordinary course of business or contrary to prior practice, except as may have been required by Applicable Law.

(f)            Neither the Seller, nor any of its directors, officers, employees or agents, nor any “party in interest” or “disqualified person,” as such terms are defined in Section 3 of ERISA, and Section 4975 of the Code has, with respect to any Employee Benefits Plan, have engaged in or been a party to any nonexempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, in connection with which, directly or indirectly, Seller or any of its directors or employees or any Employee Benefits Plan or any related funding medium could be subject to either a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code.

(g)           No Employee Benefit Plan provides health, life, medical or other fringe benefits for retirees or any other former employees.  No such plan contains any provisions, and no commitments or agreements exist, which in any way would limit or prohibit Buyer from amending any such plan or reduce or eliminate such benefits.

(h)           No limitation on the right and no commitment to amend or to terminate any Employee Benefit Plan, personal services contract, fringe benefit arrangement, consulting contract, or similar arrangement with or for the benefit of any officer, director or employee has been established in writing or communicated by Seller to employees, former employees or retirees who are or may be participants in or beneficiaries of such Employee Benefit Plan or arrangements.

(i)            To the knowledge of Seller and the Stockholders, there are no threatened or pending claims, suits or other proceedings by current or former employees of Seller, plan participants, beneficiaries or spouses, the Internal Revenue Service, the PBGC, the U.S. Department of Labor, or any other person, other Governmental Agency or other entity involving any Employee Benefit Plan (including claims against the assets of any trust, or any rights or benefits thereunder).  The Seller has not received notice from any Governmental Agency of any alleged violation of Applicable Law or of any prospective audit or other investigation for the purpose of reviewing compliance with Applicable Law with respect to any Employee Benefit Plan.

(j)            With respect to all Employee Benefit Plans, the Seller and each Employee Benefit Plan is in compliance with the requirements prescribed by any and all Applicable Law currently in effect, including, but not limited to, ERISA and the Code.  Seller has in all respects performed all obligations required to be performed by them under, and are not in violation in any respect of, and there has been no default or violation by any other party with respect to, any Employee Benefit Plan.

(k)           Each Employee Benefit Plan which is subject to Section 409A of the Code complies in all material respects with Section 409A of the Code.

(l)            With respect to all Employee Benefit Plans, Seller has paid in full all required insurance premiums, subject only to normal retrospective adjustments in the ordinary course of business.

(m)           All contributions (including all employee contributions and employee salary reduction contributions) required to be made with respect to each Employee Benefit Plan with respect to the service of employees or former employees of Seller as of the Closing Date and all contributions for any period ending on or before the Closing Date that are not yet due have been made or have been accrued and specifically identified to Buyer.

4.20         Accounts Receivable.  All of the Accounts Receivable as shown in Section 4.20 of the Disclosure Schedule constitute bona fide receivables that arose in the ordinary course of business.  None of the Accounts Receivable due to Seller is or will be subject to any counterclaim or offset, except to the extent of any recorded allowance or reserve and except to the extent a receivable is not paid due to Buyer’s failure to perform a warranty obligation it has assumed under this Agreement.

4.21         Books and Records.  The records of Seller to be purchased by Buyer pursuant to Section 2.1(g) are, and will be as of the Closing Date, true and complete in all material respects, reflect and will reflect all material transactions of Seller undertaken in the course of carrying on the Business and have been and will have been kept in accordance with Applicable Law and good business practices.

4.22         Transactions with Related Parties.  Except as set forth in Section 4.22 of the Disclosure Schedule, Seller is not a party to any transaction or proposed transaction, including, without limitation, the leasing of property, the purchase or sale of raw materials or finished goods, or the furnishing of services, with the Stockholders, or any organization which is related to or affiliated with any Stockholder.

4.23         No Undisclosed Liabilities. Seller is not subject to any Liability, including without limitation any Liability arising under a Contract, except:

(a)           as disclosed in the Schedules hereto or reflected in the Financial Statements;

(b)           Liabilities arising or incurred in the ordinary course of operation of the Business and then only as consistent with the past practices of Seller;

(c)           the Excluded Liabilities; and

(d)           Liabilities arising in the ordinary course of business which in accordance with GAAP would not be required to be accrued on the Seller’s financial statements or disclosed in the footnotes to audited financial statements and which do not have a material adverse effect on the Business.

4.24         Major Customers and Suppliers.

(a)           Section 4.24 of the Disclosure Schedule contains a list of the ten (10) largest customers of Seller, showing the total amount of net sales to each such customer during 2009 and 2010 and during the first eight months of 2011.  To the Knowledge of any of the Stockholders or Seller, each of these customers will continue to be a customer of the Business after the Closing; provided, however, nothing contained herein shall be deemed to be a warranty or guaranty of the continued status of any customer of the Business after the Closing.

(b)           Section 4.24 of the Disclosure Schedule contains a list of (i) the ten (10) largest suppliers to Seller, showing the total amount of purchases from each such supplier during 2009 and 2010 and during the first eight months of 2011; and (ii) the present sole source suppliers of significant goods or services, other than utilities, for any product with respect to which practical alternative sources of supply are not available on comparable terms and conditions, indicating the contractual arrangements for continued supply from each such supplier.  To the Knowledge of any of the Stockholders or Seller, each of these suppliers will continue to be a supplier to the Business after the Closing; provided, however, that nothing contained herein shall be deemed to be a warranty or guaranty of the continued status of any supplier of the Business after the Closing.

4.25         Prospective Changes.  To the Knowledge of any of the Stockholders or Seller, there are no impending changes in the Business or in the relationships of Seller with its customers or suppliers, or in any governmental actions or relations affecting the Business, which if one or more should occur, could have a material adverse effect on the prospects, financial condition or results of operation of the Business.

4.26         Consents and Approvals.  Except for those listed in Section 4.26 of the Disclosure Schedule, no consent, authorization, order, or approval of or filing with any Governmental Authority or other entity or person, including without limitation, consents from parties to the Contracts, is required for the execution and delivery of this Agreement and the consummation by the Seller and the Stockholders of the transactions contemplated by this Agreement.

4.27         Warranty or Other Claims.  All products sold and all services provided by Seller have in all material respects been in conformity with all Applicable Laws and contractual commitments. Except for warranty service provided in the ordinary course of business, there are no existing claims against Seller for goods or services which are defective or fail to meet any express or implied product warranties, contract or industry standards or Applicable Laws.  To the Knowledge of any of the Stockholders or Seller, there are no threatened claims, or any facts upon which a claim could be based, against Seller for goods or services which are defective or fail to meet any product warranties or contract or industry standards.

4.28         OSHA Violations; Workers’ Compensation.  To the Knowledge of any of the Stockholders or Seller, Seller is not operating Seller’s business in violation of the Occupational Safety and Health Act of 1970, as amended, or any of the regulations promulgated thereunder.  Seller is not and will not, to the best of Stockholders’ and Seller’s Knowledge, become liable for any retroactive workers’ compensation insurance premiums relating to any period of time prior to the date of this Agreement.

4.29         Sales.  Seller’s aggregate net sales for the fiscal year ended December 31, 2010 were $8,087,862.07.  Seller’s aggregate net sales from January 1, 2011 through October 31, 2011 were $8,462,086.02.

4.30         Brokers or Agents.  Except as set forth on Section 4.30 of the Disclosure Schedule, Seller and the Stockholders have not employed or dealt with any brokers, consultants, agents or investment bankers in connection with the transactions contemplated hereby.  Seller and the Stockholders shall be responsible for any fee or commission due any broker, consultant, agent or investment banker that they have retained in connection with the transactions contemplated hereby.

4.31         Material Omissions.  No representation or warranty by the Stockholders or Seller in this Agreement or any written statement, certificate or schedule furnished to or to be furnished by any Stockholder or Seller to Buyer pursuant to this Agreement or in connection with the transactions contemplated herein, contains or will contain any untrue statement of material fact or omits or will omit a material fact necessary to make the statements contained therein not misleading in light of the circumstances.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

To induce Seller and the Stockholders to enter into this Agreement, Buyer represents and warrants to Seller and the Stockholders as follows:

5.1           Authority of Buyer; Ownership.  The execution, delivery and performance of this Agreement and the Ancillary Agreements by Buyer and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements has been duly authorized by all requisite corporate action on the part of Buyer and does not and will not conflict with, result in a default of, constitute a default under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, (i) any provision of the certificate of incorporation or bylaws of Buyer, (ii) any laws, rules or regulations to which Buyer or any of its assets may be subject, (iii) any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject.

5.2           Organization and Qualification of Buyer.  Buyer is a corporation lawfully existing and in good standing under the laws of the State of Delaware with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it.

5.3           Binding Nature of Agreement.  This Agreement has been duly and validly executed and delivered by Buyer and is, and each Ancillary Agreement contemplated hereby to which the Buyer is a party when executed and delivered will be, the legal, valid and binding obligation of Buyer, enforceable in accordance with its respective terms, except as such may be limited by bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally, and by general equitable principles.

ARTICLE 6

COVENANTS

6.1           Access to Properties, Records and Personnel.  Between the date of this Agreement and the Closing Date, Seller and the Stockholders shall (i) provide Buyer and its accountants, counsel and other representatives, full access, during reasonable business hours and on reasonable notice given to the Stockholders, to any and all premises, properties, Contracts, commitments, books, records, and other information relating to assets or liabilities of Seller and the Business, and shall cause Seller’s officers and employees to furnish to Buyer and its authorized representatives any and all financial, technical, and operating data and other information respecting the assets and liabilities and the Business, as Buyer and such representatives may from time to time reasonably request; and (ii) instruct Seller’s officers, insurers, and accountants to discuss with Buyer and its representatives any and all information pertaining to its assets and liabilities and the Business.  Buyer agrees to work with Seller and the Stockholders to conduct all inspections as provided herein so as to minimize disruption to Seller’s business operation and Buyer shall schedule all employee meetings through the Stockholders.  Buyer shall have the right to contact Seller’s customers and suppliers after consultation with Seller as to specific persons to be contacted and the manner of the contact.  Buyer shall also have the right to have environmental studies conducted as to the Leased Real Estate, which studies, if conducted, shall be at Buyer’s expense.

6.2           Preservation of Relationships.  Until the Closing Date, Seller and the Stockholders shall use commercially reasonable efforts to keep available for the benefit of Buyer the services of persons presently employed in the Business and to preserve for Buyer the goodwill and existing relationships which Seller has with its customers, suppliers, distributors and sales representatives and others whom Seller has existing relationships for purposes of the conduct of the Business.

6.3           Conduct of Business Prior to the Closing Date; Transition Following Closing.  Prior to the Closing, Seller and the Stockholders shall, except as the Buyer otherwise consents in writing: (a) conduct the Business only in the usual and ordinary course, which shall include without limitation the continuation in the ordinary and customary course of marketing and sales activities and replenishment of inventory, substantially consistent with past practice; (b) refrain from any act or omission which would cause any of the representations and warranties in Article 4 to be or become untrue in any respect, including without limitation the entry into, termination or material amendment of any material agreement or commitment of Seller other than in the ordinary course and substantially consistent with past practice; and (c) refrain from purchasing, leasing or committing to purchase or lease any capital equipment for the Business.  Following Closing, Seller and the Stockholders shall use commercially reasonable efforts to assist Buyer with transitioning the Business from Seller to Buyer, particularly with respect to key customers of the Business.

6.4           Satisfaction of Closing Conditions.  Prior to the Closing, the parties shall use commercially reasonable efforts to satisfy the conditions precedent to the Closing provided in Articles 7, including obtaining all permits, approvals, authorizations, and consents of all third parties necessary for the consummation of the transactions contemplated hereby.

6.5           Continuing Obligation to Inform.  From time to time prior to the Closing, the Seller and the Stockholders shall deliver or cause to be delivered to Buyer supplemental information concerning events subsequent to the date hereof which would render any statement, representation or warranty in this Agreement or any information contained in any schedule or exhibit inaccurate or incomplete in any material respect at any time after the date hereof until the Closing Date.

6.6           Confidentiality.  The parties shall keep confidential the existence of this Agreement and any confidential information received from the other parties hereto, except for disclosure in confidence to their respective attorneys, accountants, lenders or other professional advisors in accordance with the Confidentiality Letter Agreement between the Buyer and the Seller dated March 7, 2011.

6.7           No Shopping.  Prior to the earlier of the Closing or the termination of this Agreement in accordance with its terms, neither Seller nor the Stockholders shall directly or indirectly solicit, initiate or knowingly encourage (including by way of furnishing information) inquiries or submission of proposals or offers from any person relating to the sale of all of any portion of the Business or any equity interest in, or any business combination with Seller.

6.8           Access to Customers.  Between the date of this Agreement and the Closing Date, Seller and the Stockholders shall provide Buyer and its accountants, counsel and other representatives, the opportunity to meet with the Seller’s top four (4) customers for each of the last three (3) fiscal years after consultation with Seller as to specific persons to be contacted and the manner of the contact.

6.9           Offers of Employment to Seller’s Employees.  Prior to or on the Closing Date, Buyer shall extend offers to substantially all persons who were employed by Seller on a full-time basis as of the date of this Agreement, and who continue to be employed by Buyer at the Closing Date (the “Employees”), to become employed by Buyer, effective at the beginning of the first business day following the Closing Date, at his or her current wage or salary and on substantially the same terms and conditions with respect to compensation as immediately prior to the Closing Date.  Nothing in this Agreement shall limit the right of the Buyer to discharge any person employed by it, subject to Applicable Law.  For those Employees who become employed by Buyer (the “Hired Employees”), Buyer shall provide each Hired Employee with credit for all service with or credited by the Seller under each of Buyer’s compensation, employee benefit, vacation and leave plans, programs and arrangements for eligibility and vesting purposes.  In no event shall any Hired Employee receive service credit for benefit accrual purposes under any pension plan of Buyer.

6.10         Profit Sharing.

(a)           For a three (3) year period (the “Profit Sharing Period”) commencing with the first day of the month following the Closing (the “Commencement Date”), Buyer covenants and agrees to establish a profit sharing plan (the “Profits Plan”) in an amount equal to forty percent (40%) of Buyer’s EBIT for each twelve month period during the Profit Sharing Period, commencing on the Commencement Date (each a “Profit Sharing Year”).

(b)           The Buyer will calculate and deliver to Seller its calculation of Buyer’s EBIT, calculated consistently with the historical practices of Seller as set forth on the Financial Statements, for each Profit Sharing Year during the Profit Sharing Period within thirty days after each of November 30, 2012, 2013 and 2014 (the “EBIT Report”). Buyer’s calculation method and supporting documentation will be delivered along with the EBIT Report. Unless Seller notifies Buyer within thirty (30) days after receipt of the EBIT Report that it objects to the computation of EBIT set forth therein (an “Objection Notice”), such calculation shall be binding and conclusive for the purposes of this Agreement. Seller shall have access, at its sole expense, to the books and records of the Business and to any work papers of Buyer or its accountants during regular business hours to verify the computation of EBIT made by Buyer. If Seller delivers an Objection Notice to Buyer within thirty (30) days after receipt of the EBIT Report, then Seller and Buyer shall negotiate in good faith as to the calculation of EBIT for the Profit Sharing Year in question, and if Seller and Buyer are unable to reach agreement within thirty (30) days from the date of Seller’s Objection Notice, the determination of EBIT shall be submitted to a mutually agreeable third-party firm of independent certified public accountants (the “Special Accountants”) for determination, whose determination shall be binding and conclusive on the parties. If the Special Accountants determine that the EBIT calculation has been understated by ten (10%) percent or more, the Buyer shall pay the fees and expenses of the Special Accountants, and if the EBIT calculation has been understated by less than ten (10%) percent, Stockholders shall pay the fees and expenses of the Special Accountants.

(c)           Buyer covenants and agrees that cash distributions will be made annually in a lump sum, within five (5) business days of the final determination of EBIT as set forth above, as additional remuneration to those employees of Buyer and in such proportions as shall be designated by the Stockholders in advance.

(d)           Buyer shall not intentionally hinder Seller from earning any amounts under the Profits Plan, including without limitation by (1) preventing the Business’ growth post-closing without a reasonable justification therefor or (2) increasing the Business’ cost structure in a manner inconsistent with industry standards.  During the Profit Sharing Period, Buyer covenants and agrees (1) to maintain separate books and records for Buyer and the Business in order to allow the Seller and Stockholders to accurately calculate the Business’ EBIT, (2) to act in good faith and operate the Business in the ordinary course of business, including without limitation to use commercially reasonable efforts to ensure that the Business has adequate capital, sales, marketing and operational support, and other resources to attempt to ensure the continued profitability of the Business, in accordance with Seller’s practices in effect prior to the Closing, (3) for the term of their employment with Buyer, to consult with Stockholders and consider their recommendations in good faith with respect to actions (or inactions) which could materially adversely affect the Business or its relationship with customers, suppliers or employees, including pricing decisions, and (4) to cause the Buyer and the Business to be maintained as a stand-alone subsidiary of The L.S. Starrett Company and not to combine, merge or consolidate Buyer or the Business, liquidate it, or sell or dispose of any of its assets other than in the ordinary course.

6.11         Assignment/Transfer of Certain Employee Benefit Plans.  In order to provide continuity for the employees of the Business, the Buyer has agreed to assume certain of Seller’s Employee Benefit Plans as follows:

(a)           As of the Closing Date, Seller agrees to assign and Buyer agrees to assume sponsorship of the Bytewise Employee Savings Plan (Principal Financial Group Prototype Basic Savings Plan).  In connection therewith, the parties agree that the sale of the Acquired Assets will not be considered a distribution event for the current employees of Seller since there will not be a termination of said plan and plan assets will remain with Principal Financial Group.

(b)           As of the Closing Date and subject to the written approval of United Healthcare Insurance Company, Seller agrees to assign and Buyer agrees to assume the Seller’s medical insurance coverage with United Healthcare Insurance Company.

(c)           As of the Closing Date and subject to the written approval of Principal Life Insurance Company, Seller agrees to assign and Buyer agrees to assume the Seller’s dental insurance coverage with Principal Life Insurance Company.

(d)           As of the Closing Date and subject to the written approval of Northwestern Mutual, Seller agrees to assign and Buyer agrees to assume the Seller’s long term disability coverage with Northwestern Mutual.

(e)           As of the Closing Date, Buyer agrees to assume sponsorship of Seller’s Flexible Benefits Plan; provided, however, that (i) Seller will transfer the existing flexible spending account balances to Buyer, and (ii) Buyer will be obligated from and after the Closing Date with respect to the reimbursement of eligible expenses that have been incurred but not reported and which relate to the period from and after October 1, 2011, which date is the beginning of the current coverage period under the plan that ends September 30, 2012.

ARTICLE 7

CONDITIONS PRECEDENT TO CLOSING

7.1           Conditions Precedent to Buyer’s Obligations.  The obligations of Buyer under this Agreement are subject to fulfillment prior to or at Closing of each of the following conditions, unless waived in writing by Buyer:

(a)           Representations, Warranties and Covenants.  Each of the representations and warranties made by Seller and the Stockholders in this Agreement, or in any instrument, schedule, certificate or writing delivered by Seller or the Stockholders pursuant to this Agreement, shall be true and correct in all respects when made and as of the Closing Date.  Each of the covenants and obligations to be completed by Seller and/or the Stockholders on or prior to the Closing Date shall have been performed and complied with.

(b)           Approvals; Absence of Certain Legal Proceedings.  All required approvals of any Governmental Authority for Buyer to operate the Business shall have been obtained, and no suit or other legal proceeding shall have been commenced seeking to restrict or prohibit the transactions contemplated by this Agreement.

(c)           No Material Adverse Change.  There shall have been no material adverse change in the Business as of the Closing.

(d)           Interim Financial Statements.  The Seller shall have delivered to the Buyer the Buyer’s reviewed financial statements as of June 30, 2011 and internally prepared financial statements as of September 30, 2011 and for the respective periods then ended, which financial statements shall have been prepared in a manner consistent with the financial statements referred to in Section 4.5 and such financial statements shall be acceptable to Buyer.

(e)           Ancillary Agreements.  All of the Ancillary Agreements shall have been executed and delivered by Seller, the Stockholders and the other parties thereto, to the extent each is named as an intended party thereto.

(f)            Execution of Lease for Leased Real Estate.  The Buyer shall enter into a three (3) year lease for the Leased Real Estate for an annual rent of $120,000 to be paid in fixed monthly installments and upon such other terms and conditions as are acceptable to the Buyer (the “New Lease”).

(g)           Board Approval.  Buyer’s Board of Directors shall have approved the transactions contemplated by this Agreement and shall have authorized the execution and delivery of the necessary documentation to complete said transactions.

(h)           Customers.  Buyer shall have had the opportunity to have direct discussions with certain customers of the Business as contemplated in Section 6.8 and Buyer shall be satisfied with the results of such discussions in its sole discretion.

(i)            Other Matters.  All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinions, agreements, instruments and documents mentioned herein or incident to any such transactions shall have been delivered and shall be reasonably satisfactory in form and substance to Buyer and its counsel.

(j)            Consents.  Each consent identified in Section 4.26 of the Disclosure Schedule must have been obtained and must be in full force and effect.

7.2           Conditions Precedent to Seller’s and Stockholders’ Obligations.  The obligations of Seller and Stockholders under this Agreement are subject to fulfillment prior to or at the Closing of each of the following conditions, unless waived in writing by Seller and the Stockholders:

(a)           Representations, Warranties and Covenants.  Each of the representations and warranties made by Buyer in this Agreement or in any instrument, schedule, certificate or writing delivered by Buyer pursuant to this Agreement, shall be true and correct when made and shall be true and correct at and as of the Closing Date as though such representations and warranties were made or given on the Closing Date.  Each of the covenants and obligations to be completed by the Buyer on or prior to the Closing Date shall have been performed and complied with.

(b)           Approvals; Absence of Certain Legal Proceedings.  All required approvals of any Governmental Authority shall have been obtained, and no suit or other legal proceeding shall have been commenced seeking to restrict or prohibit the transactions contemplated by this Agreement.

(c)           Payment of Purchase Price.  The Buyer shall pay the Purchase Price provided in Section 3.1.

(d)           Ancillary Agreements.  Those of the Ancillary Agreements requiring the Buyer’s signature shall be executed and delivered at the Closing.

(e)           Execution of New Lease.  The Buyer shall enter into the New Lease.

(f)           Other Matters.  All corporate and other proceedings and actions taken in connection with the transactions contemplated hereby and all certificates, opinion, agreements, instruments and documents mentioned herein or incident to any such transactions shall have been delivered and shall be reasonably satisfactory in form and substance to Seller, the Stockholder, and their counsel.

ARTICLE 8

CLOSING DOCUMENTS

8.1           Deliveries of Seller and the Stockholders.  Seller and the Stockholders shall deliver to Buyer on the Closing Date all of the following, executed as appropriate:

(a)           A Certificate executed by the Secretary of Seller certifying as to attached copies of the Seller’s articles of incorporation, bylaws and resolutions of Seller’s board of directors and Stockholders approving this Agreement and the transactions contemplated hereby and setting forth the names of each of the officers of Seller authorized to execute this Agreement and all documents, certificates and agreements ancillary hereto, together with their specimen signatures;

(b)           A Certificate of Good Standing of Seller from the Georgia Secretary of State, dated no more than ten days prior to the Closing Date;

(c)           the Noncompetition Agreements;

(d)           the Escrow Agreement;

(e)           the Stockholder Employment Agreements;

(f)            the Employment Agreements;

(g)           the Bill of Sale, Assignment and Assumption Agreement and such other instruments of assignment and transfer with respect to the Acquired Assets as the Buyer may reasonably request and as may be necessary to vest in the Buyer good and marketable title to all of the Acquired Assets free and clear of all claims, liens, encumbrances or interest of third parties.

(h)           the following updated Schedules which shall be true and accurate as of the close of business on the day preceding the Closing Date, and which shall be satisfactory to Buyer in its sole discretion:  Schedule 2.2(a) (Accounts Payable); Schedule 2.1(b) (Inventory); and Section 4.20 of the Disclosure Schedule (Accounts Receivable);

(i)            the determination of the Preliminary Closing Working Capital the form, substance and calculation of which shall be acceptable to Buyer;

(j)            The Seller shall deliver to Buyer the Acquired Assets and Business and take all steps as may be requisite to put the Buyer in actual possession and operating control of the Acquired Assets and the Business;

(k)           releases, termination statements or satisfactions, as appropriate, as to all security interests, liens, claims or other encumbrances created or suffered to exist by Seller with respect to the Acquired Assets;

(l)            all necessary consents, if any, for the assignment to Buyer of the Acquired Assets;

(m)           the opinion of Seller’s and the Stockholders’ legal counsel covering the matters referred to in Exhibit F; and

(n)           all other documents, instruments or writings required to be delivered to Buyer at or prior to Closing pursuant to this Agreement, and such other certificates of authority and documents as Buyer may reasonably request.

8.2           Deliveries of Buyer.  Buyer shall deliver to Seller on the Closing Date all of the following, executed as appropriate:

(a)           the portion of Purchase Price payable to Seller at Closing in accordance with Section 3.1;

(b)           a Certificate executed by the Secretary of Buyer certifying as to attached copies of the Buyer’s certificate of organization and resolutions of Buyer’s Board of Directors approving this Agreement and setting forth the names of each of the officers of Buyer authorized to execute this Agreement and all documents, certificates and agreements ancillary hereto, together with their specimen signatures;

(c)           the documents referred to in Section 8.1 (c), (d), (e), (f) and (g);

(d)           the New Lease;

(e)           the Starrett Guaranty; and

(f)            All other documents, instruments or writings required to be delivered to Seller at or prior to Closing pursuant to this Agreement, and such other certificates of authority and documents as Seller may reasonably request.

ARTICLE 9

INDEMNIFICATION

9.1           Indemnification by Seller and Stockholders.  Seller and the Stockholders jointly and severally agree to defend, indemnify and hold Buyer and its directors, officers, stockholders, successors and assigns harmless from and against any and all damages, claims, suits, liabilities, fines, penalties, costs, losses, diminution in value, deficiencies, and expenses (including without limitation reasonable counsel fees) of any kind or nature whatsoever, whether or not involving a third-party claim (collectively “Buyer Damages”) which may be sustained or suffered by Buyer arising from or related to:

(a)           a breach of any representation, warranty or covenant made by Seller or the Stockholders in this Agreement or any other agreement, certificate or document delivered by or on behalf of Seller or any Stockholder of Seller to Buyer pursuant to this Agreement;

(b)           any product liability claim or negligence, strict tort or any other claim arising in connection with any product manufactured, shipped, sold or leased by, or any services provided by Seller before the Closing Date, but specifically excluding any individual product warranty claims of less than $1,500 (inclusive of labor and parts) each for which Buyer shall not have recourse against Seller or Stockholders;

(c)           obligations relating to the Business or Acquired Assets arising or accruing prior to the Closing which have not been expressly assumed by Buyer;

(d)           any “qualification failure” (as defined in Section 5.01 of IRS Revenue Procedure 98-22) with respect to the Bytewise Employee Savings Plan (Principal Financial Group Prototype Basic Savings Plan).  The manner of correction of any such qualification failure shall be in the sole discretion of the Buyer and shall include the filing and prosecution of an application for a “favorable determination letter” in connection with the reinstatement of the qualified status, or the termination, of any such plan(s); or

(e)           Any Accounts Receivable due Seller as of the Closing Date, net of any applicable allowance for doubtful accounts which has not been collected by that date which is eighteen (18) months after the Closing Date.

9.2           Indemnification by Buyer.  Buyer agrees to defend, indemnify and hold the Stockholders, Seller and Seller’s officers, successors and assigns harmless from and against any and all damages, claims, suits, liabilities, fines, penalties, costs, losses, diminution in value, deficiencies, and expenses (including without limitation reasonable counsel fees) of any kind or nature whatsoever, whether or not involving a third-party claim (collectively “Seller Damages”) which may be sustained or suffered by Seller or the Stockholders arising from or related to:

(a)           a breach of any representation, warranty or covenant made by Buyer in this Agreement or any other agreement, certificate or document delivered by or on behalf of Buyer to Seller or Stockholders pursuant to this Agreement;

(b)           any product liability claim of breach of warranty, negligence, strict tort or any other claim arising in connection with any product manufactured, shipped, sold or leased by, or any services provided by, Buyer on or after the Closing Date; or

(c)           obligations relating to the Business or Acquired Assets arising or accruing on or after the Closing Date which have not been retained by Seller.

Any Seller Damages and Buyer Damages may be referred to generically as “Damages.”

9.3           Procedure for Indemnification Claims.

(a)           The party seeking indemnification under Article 9 of this Agreement (the “Indemnified Party”) shall give prompt notice to the other party (the “Indemnifying Party”) of any Damages as to which indemnification is sought under this Agreement.  So long as any monies are held by the Escrow Agent pursuant to the Escrow Agreement, notice shall also be given to the Escrow Agent.

(b)           In the case of any third-party claim, the Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s sole cost and expense, to assume the defense of any claim or any litigation resulting from such claim.  Failure by the Indemnifying Party to notify the Indemnified Party of its election to defend any such action within fifteen (15) calendar days after notice thereof shall be deemed a waiver by the Indemnifying Party of its right to defend such action.  If the Indemnifying Party assumes the defense of any such claim or litigation resulting therefrom, the Indemnifying Party shall defend or settle such claim or litigation and hold the Indemnified Party harmless from and against any and all losses, damages and liabilities caused by or arising out of any settlement or any judgment therefrom.  The Indemnifying Party shall not, in the defense of such claim or any litigation resulting therefrom, consent to the entry of any judgment or enter into any settlement (except with the written consent of the Indemnified Party, which consent shall not be unreasonably withheld), which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Party of a release from all liability in respect to such claim or litigation.  If such defense is unsuccessful or abandoned by the Indemnifying Party, then, upon the Indemnifying Party’s failure to pay an amount sufficient to discharge any such claim or judgment, the Indemnified Party may pay and settle the same and the Indemnifying Party’s liability shall be conclusively established by such payment.

(c)           If the Indemnifying Party shall not assume the defense of any such claim or litigation resulting therefrom, the Indemnified Party may defend against and settle such claim or litigation in such manner as it may, in its sole discretion, deem appropriate, and the Indemnifying Party shall promptly reimburse the Indemnified Party for the amount of all expenses, legal or otherwise, incurred by the Indemnified Party in connection with the defense against or settlement of such litigation.  If no settlement is made, the Indemnifying Party shall promptly reimburse the Indemnified Party for the amount of any judgment rendered with respect to such claim or such litigation and of all expenses, legal or otherwise, incurred by the Indemnified Party in the defense thereof.

9.4           Limitations on Indemnification.  Notwithstanding the other provisions of this Article 9, the rights of a party to indemnification under this Agreement shall be limited as follows:

(a)           The representations and warranties contained in this Agreement shall survive until the second anniversary of the Closing Date, and no claim for indemnification under this Agreement shall be permitted unless it is asserted in writing on or before the eighteen (18) month anniversary of the Closing Date; provided, however, that the foregoing limitations shall not apply to (i) the representations and warranties set forth in Sections 4.8, 4.13, 4.17, 4.19 and 4.28, which shall survive the Closing for a period equal to the applicable statutes of limitation, or (ii) the representations and warranties in Section 4.4 which shall survive the Closing without limitation.

(b)           Except as set forth in the next sentence, no party to this Agreement shall be entitled to indemnification until the total amount of its Damages (after deduction of all insurance proceeds and any third-party recoveries) exceeds $50,000 (the “Basket Amount”), after which all Damages in excess of the Basket Amount shall be recoverable; provided, however, that in no event shall the aggregate liability of Buyer, on the one hand, and Seller and the Stockholders, on the other hand, exceed the Escrow Amount.  Neither the Basket Amount nor the limitation of liability set forth in the first sentence of this Section 9.4(b) shall apply to any Damages that arise from or in connection with (i) any inaccuracy in or breach of any representation or warranty in Sections 4.4, 4.8 or 4.19, (ii) any failure by Seller and/or the Stockholders to pay and/or perform the Excluded Liabilities, (iii) any failure by Buyer to pay and/or perform the Assumed Liabilities, (iv) any product shipped or manufactured by, or any services provided by, Seller prior to the Closing Date provided, however, that any individual product warranty claim (inclusive of labor and parts) must equal or exceed $1,500 in which case the entire amount thereof is recoverable; (v) any claim by any person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such person with Seller or any Stockholder in connection with the transactions contemplated hereby; (vi) any failure by Seller and/or the Stockholders to indemnify Buyer for the matters set forth in Section 9.1(d) or 9.1(e); or (vii) any breach by a party of a representation or warranty made herein which was known to be false when made.

(c)           For purposes of this Article 9, Seller and Stockholders shall be deemed one Indemnifying Party with joint and several liability.

ARTICLE 10

TERMINATION

10.1         Termination.  This Agreement may be terminated at any time prior to the Closing as follows, and in no other manner:

(a)           by mutual consent of Buyer, Seller and each of the Stockholders; or

(b)           by Buyer on the one hand, and Seller or the Stockholders (acting together) on the other hand, if any representation or warranty made herein for the benefit of such party (or in any certificate, Schedule or document furnished to such party pursuant to this Agreement) is untrue in any material respect, or any party shall have defaulted in any material respect in the performance of any obligation under this Agreement, the party shall first provide prior written notice to the other parties specifying in reasonable detail the nature of such untrue item or default, and the other parties shall be entitled during the twenty (20) business day period after receipt of such notice (such period, the “Cure Period”) to take any actions it may elect consistent with the terms of this Agreement such that such untrue item or default could reasonably be expected to be corrected by the expiration of such Cure Period; or

(c)           (i) by Buyer if any of the conditions in Section 7.1 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Buyer to comply with its obligations under this Agreement) and Buyer has not waived such condition on or before the Closing Date; or (ii) by Seller, if any of the conditions in Section 7.2 has not been satisfied of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Seller and/or the Stockholders to comply with their obligations under this Agreement) and Seller has not waived such condition on or before the Closing Date;

(d)           by either Buyer on the one hand, and Seller or the Stockholders (acting together) on the other hand, if the Closing has not occurred by December 31, 2011; provided, however, that a party may not terminate this Agreement pursuant to this section 10.1 if the Closing has not occurred by such date, by reason of the failure of any such party to perform in all material respects any of its obligations under this Agreement.

10.2         Effect of Termination.  Each party’s right of termination under Section 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies.  If this Agreement is terminated pursuant to Section 10.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in Section 11.2 will survive.

ARTICLE 11

MISCELLANEOUS

11.1         Taxes.  Seller and the Stockholders shall pay out of the Purchase Price any income or capital gain tax, and any sales and use taxes imposed by any Governmental Authority, relating to the transactions contemplated by this Agreement.

11.2         Expenses.  Each party to this Agreement shall pay all expenses incurred by such party relating to the transactions contemplated by this Agreement, including without limitation, the fees and expenses of his or its legal, accounting and financial advisors.  Any sales or transfer taxes arising from the consummation of the transactions contemplated by this Agreement shall be paid by the Seller.

11.3         Governing Law.  This Agreement shall be construed under and governed by the laws of the State of Delaware.

11.4         Notices.  All notices required or permitted to be given under this Agreement shall be in writing and will be deemed given when delivered in person, or three business days after being deposited in the United States mail, postage prepaid, registered or certified mail, addressed as set forth below or on the next business day after being deposited with a nationally recognized overnight courier service addressed as set forth below

If to Seller or any of the Stockholders addressed to:

Russell D. Carreker, President
Bytewise Development Corp.
1150 Brookstone Centre Parkway
Columbus, Georgia 31904

with a copy to:

R. Bradley Carr, Esquire
Andersen, Tate and Carr, P.C.
1960 Satellite Boulevard, Suite 4000
Duluth, Georgia 30097

If to Buyer addressed to:

The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331
Attention:  D.A. Starrett, President and CEO

with a copy to:

David E. Surprenant, Esquire
Mirick, O’Connell, DeMallie & Lougee, llp
100 Front Street
Worcester, MA 01608

or to such other respective addresses as may be designated by notice given in accordance with the provisions of this Section, except that any notice of change of address will not be deemed given until actually received by the party to whom directed.

11.5         Change in Seller’s Name.  Immediately following the Closing, the Seller shall file with the Georgia Secretary of State an amendment to its articles of incorporation to change its name to a name which is not similar to its current name.

11.6         Entire Agreement; Amendment.  This Agreement, including the schedules and exhibits, constitutes the entire agreement between the parties and supersedes all prior discussions, negotiations and understandings relating to the subject matter hereof, whether written or oral.  This Agreement shall remain the binding obligation of Buyer and Seller notwithstanding any change of control with respect to either party.  This Agreement shall not be amended, altered, enlarged, supplemented, abridged, modified, or any provisions waived, except by a writing duly signed by all of the party against whom the same is sought to be enforced.

11.7         Benefit; Assignability.  This Agreement shall be enforceable by, and shall inure to the benefit of, the parties to this Agreement and their respective successors and assigns, provided no party may assign its rights or obligations under this Agreement without the consent of the other parties.  Notwithstanding the foregoing, the Buyer may assign its rights hereunder to an affiliate entity which is wholly owned by Buyer.

11.8         Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

11.9         Publicity and Disclosures.  No press releases or public disclosure, either written or oral, of the transactions contemplated by this Agreement, shall be made without the prior consent of Buyer, except as required by law.

11.10       No Third-Party Rights.  Nothing expressed or implied in this Agreement is intended, nor shall be construed, to confer upon or give any person, firm or corporation, other than Buyer, Seller and the Stockholders, any rights or remedies under or by reason of this Agreement.

11.11       Headings.  The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.12       Remedies.  The rights, remedies, powers and privileges provided in this Agreement are cumulative and not exclusive and shall be in addition to any and all rights, remedies, powers and privileges granted by law, rule, regulation or instrument.  The parties agree that, in addition to any other relief afforded under the terms of this Agreement or by law, Buyer, Seller and the Stockholders shall have the right to enforce this Agreement by injunctive or mandatory relief to be issued by or against the other parties, it being understood that both damages and specific performance shall be proper modes of relief and are not to be understood as alternative remedies.

11.13       Further Assurances.  At the Closing and from time to time after the Closing, at the request of the Buyer and without further consideration (except for any reasonable out-of-pocket expenses necessarily incurred by Seller), the Seller shall promptly execute and deliver to the Buyer such certificates and other instruments of sale, conveyance, assignment and transfer, and take such other action, as may reasonably be requested by the Buyer more effectively to confirm any obligation assumed by the Buyer pursuant to this Agreement and to sell, convey, assign and transfer to and vest in Buyer or to put Buyer in possession of the Acquired Assets and all benefits related thereto.  To the extent that any consents, waivers or approvals necessary to convey the Acquired Assets to the Buyer are not obtained prior to Closing, the Seller shall (a) provide to the Buyer, at the request of the Buyer, the benefits of any such Asset, and hold the same in trust for the Buyer; (b) cooperate in any reasonable and lawful arrangement, approved by the Buyer, designed to provide such benefits to the Buyer; and (c) enforce and perform, at the request of the Buyer, for the account of the Buyer, any rights or obligations of the Seller arising from any such Acquired Asset against or in respect of any third person, including the right to elect to terminate any contract, arrangement or agreement in accordance with the its terms thereof upon the advice of the Buyer.

11.14       Construction of Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.  A reference to an Article, Schedule or Exhibit shall mean a Article in or a Schedule or Exhibit to this Agreement unless otherwise explicitly set forth.  The titles and headings in this Agreement are for reference purposes only and will not in any manner affect the construction of this Agreement, which will be considered as a whole.  The words “include,” “includes” and “including” when used in this Agreement will be deemed in each case to be followed by the words “without limitation.”

11.15       Time of Essence. With regard to all dates and time periods set forth or referred  to in this Agreement, time is of the essence.

11.16       Attorneys’ Fees to Prevailing Party. In the event that any action, suit or other  proceeding is instituted concerning or arising out of this Agreement or any transaction  contemplated hereunder, the prevailing party shall be reimbursed by the other party for the  reasonable expenses incurred thereby, including, but not limited to, travel expenses, court costs  and reasonable attorneys’ fees. The prevailing party shall be the party to whom judgment or an  award is made in a legal proceeding; provided, however, if a party shall have made a settlement  offer in response to a demand and such offer is rejected, and the award given to the demanding  party is less than the settlement offer, then the prevailing party shall be deemed to be the party  making such rejected offer.

[Signature page follows]

IN WITNESS WHEREOF, this Asset Purchase Agreement is executed as of the date set forth above.

STARRETT BYTEWISE DEVELOPMENT, INC.

By: /s/ Douglas A. Starrett
Witness	Name: Douglas A. Starrett
Title: Chief Executive Officer

BYTEWISE DEVELOPMENT CORP.

By: /s/ Russell D. Carreker
Witness	Name: Russell D. Carreker
Title: President

STOCKHOLDERS:

/s/ Russell D. Carreker
Witness	Russell D. Carreker

/s/ Michael J. Harris
Witness	Michael J. Harris

[Signature Page to Asset Purchase Agreement]